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Exhibit 1

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
CAROLYN J. ANDERSON, EXEC. V.P., C.O.O. & CORP. SECRETARY—RETIREMENT

        DENVER, Colorado (September 9, 2002)—Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced the retirement of Carolyn J. Anderson, who was the Company's Executive Vice President, Chief Operating Officer and Corporate Secretary. Ms. Anderson also resigned at the same time from her position as a director of Scott's Liquid Gold-Inc.

        Mark Goldstein, the Company's Chairman of the Board, C.E.O., and President stated "Ms. Anderson decided to resign at this time as we reassigned positions among our management team. In order to reduce our costs, we do not intend at this time to fill the officer positions which Ms. Anderson held. Ms. Anderson served the Company loyally for 32 years, and we are indebted for her many contributions to the Company over that time."

        Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

        Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

  This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products in the marketplace; acceptance in the marketplace of the Company's new product lines; competitive factors; continuation of the Company's distributorship agreement with Montagne Jeunesse; the need for effective advertising of the Company's products; limited resources available for such advertising; new product introductions by others; technological changes; dependence upon third-party vendors and upon sales to major customers; changes in the regulation of the Company's products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

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  Exhibit 1